One gets it done.sm

www.optiononemortgage.com

OFFICER'S CERTIFICATE

ANNUAL STATEMENT OF THE SERVICER

I, Fabiola Camperi, the duly appointed President of Option One Mortgage Corporation, the Servicer, hereby certify that (i) a review of the activities of the Servicer during the calendar year ended December 31, 2007 and of performance under the Servicing Agreement, as defined in the cover letter, has been made under my supervision, and (ii) to the best of my knowledge, based on such review, the Servicer has fulfilled in all material aspects all of its obligations under the Servicing Agreement during such year except as disclosed on Management's Assertion.

By: /s/ Fabiola Camperi
Name: Fabiola Camperi Title: President Date: February 28, 2008

6501 Irvine Center Drive • Irvine • California • 92618 • (800) 704-0800  •
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